Annual Report

Cover Page

Name of issuer:

Payroll4Free.com, Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 1/2/2019

Physical address of issuer:

23297 Commerce Park
Beachwood OH 44122

Website of issuer:

http://www.payroll4free.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

10

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$25,447.00	$115,838.00
Cash & Cash Equivalents:	$14,791.00	$96,695.00
Accounts Receivable:	$3,302.00	$17,544.00
Short-term Debt:	$701,107.00	$531,069.00
Long-term Debt:	$2,134,786.00	$2,012,564.00
Revenues/Sales:	$271,861.00	$210,594.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$686.00	$677.00
Net Income:	($431,231.00)	($487,335.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Payroll4Free.com, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

<p>Delayed Annual Report Filing</p>

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Michael J. Rosenberg	CEO	Payroll4Free.com	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Marta Mendizabal	Vice President	2019
Marta Mendizabal	Secretary	2019
Marta Mendizabal	Treasurer	2019
Marta Mendizabal	Chief Operating Officer	2019
John Presti	Vice President	2019
Michael J. Rosenberg	President	2019
Michael J. Rosenberg	CEO	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president,

secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Carol Rosenberg	950000.0 Class A Common Stock	95.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The Shares have not be recommended or approved by any federal or state securities commission or regulatory authority. In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. Neither the U.S. Securities and Exchange Commission nor any state securities commission has passed upon the merits of any securities offered or the terms of the offering, nor have they passed upon the accuracy or completeness of any offering document or literature. The Shares are being offered under exemptions from U.S. federal registration and state registration; however, neither the U.S. Securities and Exchange Commission nor any state securities commission has not made an independent determination that these Shares are exempt from registration.

Management has performed an analysis of our ability to continue as a going concern. Based on their assessment, management has raised concerns about our ability to continue as a going concern. We have raised $113,471 in net proceeds from our crowd-funded debt financing and $95,460 in net proceeds from our private-placement equity financing and have borrowed $1,663,740 from a Galaxy Hosted Software LLC ("Galaxy"), a party related by common majority ownership and common management since the inception of the Company. Our ability to continue as a going concern will depend on our ability to obtain additional financing. Additional capital or debt financing may not be available on reasonable terms, or at all. If adequate financing is not available, we would be required to terminate or significantly curtail our operations.

Our substantial indebtedness could adversely affect our financial condition and our ability to operate our business. We have a substantial amount of debt. At December 31, 2019, we had liabilities related to the loan from Galaxy and our crowd funding debt financing of $1,779,107.Our substantial debt could have important consequences to investors, including the following:

- it may be difficult for us to satisfy our obligations, including debt service requirements under our outstanding debt,
- our ability to obtain additional financing for working capital, capital expenditures, debt service requirements or other general corporate purposes may be impaired,
- we must use a portion of our cash flow for payments on our debt, which will reduce the funds available to us for other purposes,
- we are more vulnerable to economic downturns and adverse industry conditions and our flexibility to plan for, or react to, changes in our business or industry is more limited,
- our ability to capitalize on business opportunities and to react to competitive pressures, as compared to our competitors, may be compromised due to our high level of debt, and
- our ability to borrow additional funds or to refinance debt may be limited.

The per share purchase price of the Shares has was not determined through an arms' length negotiation and no third-party has been engaged to determine the fair market value of the Shares. The Company established the price per Share based on its own analysis of the valuations of other companies engaged in similar lines of business. The purchase price per Share in this Offering has not been the subject of arms' length negotiations and the Company has not retained any third party to perform an analysis of the fair market value of the Company or the Shares. To determine a valuation for the Company, we calculated the value per client for several other payroll service companies (valuation divided by number of clients). For ADP, the largest payroll company, that value is $90,000 per client. (1) For Paychex, the value per client is $40,000.(2) For Gusto, which is not yet publicly traded, the value (set by the latest venture capital investments, now totaling over $500 M) is $38,000 per client.(4) We believe that this valuation method is reasonable but we have not retained any third-party expert to review or validate it.

(1) ADP Market Cap as of March 5, 2030 was $69.37 Billion, with 775,500 clients reported in the 2019 Annual Report.
(2) Paychex Market Cap as of August 1, 2019 was $28.43 Billion, with 670,000 clients reported in the 2019 Annual Report.
(3) Gusto recently received an additional Venture Capital investment of $200 Million, bringing the total VC investment to $510 Million, and a valuation of $3.8 Billion, according to Finovate. Gusto indicates on its website that it serves 100,000 clients

Our business model is unproven. Our business model, which includes providing a free or low-cost payroll service and create revenue by selling ad space in our software program is unproved by us and unproven in our industry. There can be no assurance that we will be able to obtain any new paying clients or advertisement partners or if we do obtain new clients and advertisement partners, there is no assurance that we will obtain enough to become profitable. Therefore, investors must recognize that, notwithstanding the Company's objective to become profitable, the Company may be unable to preserve the investors' capital. Investors therefore must recognize that the risk of loss may be greater, in the case of an investment in the Company, than would be presented by alternative investment opportunities.

The payroll processing industry is competitive. The Company is focused on servicing small-sized businesses based on the growth potential that we believe

exists in that market. We estimate that there are 25+ million addressable businesses in geographic markets that we serve. The market for payroll services is highly competitive and fragmented. Our competitors include national, international, regional, local and online service providers. In addition to traditional payroll processing service providers, we compete with in-house payroll systems, and we find that we are often the first payroll service company that a small business uses. Competition in the payroll processing industry is primarily based on service responsiveness, product quality and reputation, including ease of use and accessibility of technology, breadth of service and product offerings, and price. We believe that we are competitive in those areas and that our ease of use and price distinguish us from our competitors.

The cost of acquiring new clients may be higher than anticipated. The Company has acquired new clients through web searches, "Google Adwords," referrals from current clients, referrals from accountants, insurance agencies and other third parties, and other promotional methods. Each acquisition method has different associated anticipated costs. If client acquisition costs are higher than anticipated, it will significantly affect the Company's profitability.

The rate and acceleration of client acquisition may be slower than anticipated. The Company receives some revenue from its client base, and if client growth is slower than anticipated, revenue growth will be slower than anticipated. Further, the Company's business model relies largely on advertising for future revenue. The larger the Company's client base, the more attractive the Company expects to be to advertisers. A slow client growth rate will significantly affect advertising revenue.

The rate of acquiring new advertisers may be slower than anticipated. The Company believes that its ability to become profitable will be dependent on generating advertising revenue sufficient to exceed costs of operation and growing its client base to such numbers as to be attractive to advertisers and justify the level of fees required from the advertisers. Even if the client base grows rapidly, the concept of selling advertising to appear within a business application is relatively new and untested

The costs to acquire advertisers may be higher than anticipated. The Company anticipates having certain costs related to paying sales staff and marketing its products to advertisers. If the costs of acquiring new advertisers is greater than anticipated, it will greatly affect profitability.

Advertising revenue may be lower than anticipated. The Company anticipates that it will receive fixed monthly amounts from some advertisers and will participate in advertisers' affiliate programs where the Company receives fees based on a percentage of the advertisers' sales of products and services to clients. While the Company anticipates that its fixed rates will be competitive and the average amount of fees received from affiliate programs will equal the fixed fees, the concept of advertising on a business application is relatively new and untested. Advertisers may not achieve sufficient results working with the Company to continue advertising long-term. If advertisers do not generate sufficient business from the Company's clients, they may not continue to pay for advertising. The Company may not be able to sufficiently replace lost advertisers, and thus, may not receive anticipated levels of advertising revenue.

The Company is not yet profitable, and investors may lose part or all of their investments. The Company may require one or more additional fundraising rounds, depending on how much funding the Company raises in this Offering. If the Company does not raise additional funds, the Company may not be able to continue its operations.

The Company has a non-interest-bearing note payable to Galaxy, a party related by common majority ownership and common management. The loan balance for this note was $1,663,740 as of December 31, 2019. Galaxy continues to loan money to the Company to support its operations. Though the Company is not required to repay the loan until the Company becomes profitable, this could limit the ability of the Company to incur debt needed to fund its operations and may impair the Company's ability to raise capital. Additionally, the Company relies on technologies provided by Galaxy free of charge. There is risk that the Company may not be able to secure such technologies if the ownership of Galaxy undergoes material changes or Galaxy otherwise becomes unable or unwilling to provide such technologies to the Company.

The Company's financial statements have not been audited by an independent accountant. Although Company management prepared its financial statements in accordance with accounting principles generally accepted in the United States of America, and the Company's accountant, Jason M. Tyra, CPA, PLLC reviewed the 2018 / 2019 financial statements in accordance with the Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants, such review was limited in scope to assurance that there are no material modifications that should be made to the financial statements. The review conducted by the Company's accountant had a substantially more limited scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Therefore, the Company cannot make any assurances regarding its financial statements as a whole, or the possible conclusions of an audit by an independent accountant.

The Company may not be able to keep pace with changes in technology or provide timely enhancements to its products and services. The market for the Company's products and services is characterized by rapid technological advancements, changes in customer requirements, frequent new product introductions and enhancements, and changing industry standards. The Company's success depends on its ability to enhance current products and services and introduce new products and services in order to keep pace with products offered by competitors, enhance capabilities and increase the performance of its internal systems, and adapt to technological advancements and changing industry standards. If the Company's systems become outdated, it may be at a disadvantage. There can be no assurance that the Company's efforts to update and integrate systems will be successful. If the Company does not integrate and update its systems in a timely manner, there could be a material adverse effect to the Company's business and results of operations.

The Shares do not have any voting rights. An Investor will hold a minority position in the Company and will have no voting rights in the Company, and thus will have no ability to control or influence the governance and operations of the Company. As holders of a majority interest of voting rights in the Company, the principal stockholders may make decisions with which the Investors disagree, or that negatively affect the value of the Investors' shares in the Company, and the Investors will have no recourse to change these decisions. The Investors' interests may conflict with those of the principal stockholder(s), and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investors. For example, the principal stockholder(s) may change the terms of the Certificate of Incorporation or Bylaws of the Company, change the terms of the shares issued by the Company, change the management of the Company, and redeem or dilute minority shareholders. The principal stockholder(s) may make changes that affect the tax treatment of the Company in ways that are unfavorable to Investors but favorable to them. The principal stockholder(s) may also vote to engage in new offerings and/or to register certain of the Company's shares in a way that is dilutive to or negatively affects the value of the Shares the Investors own. The principal stockholder(s) may also have access to more information than the Investors, leaving an Investor at a disadvantage with respect to any decisions regarding the Shares he or she owns. The exit of the principal stockholder(s) may affect the value of the Company and its viability. Based on the factors described above, an Investor could lose all or part of his, her or its investment in the Shares in this offering, and may never see positive returns.

The Company's right of first refusal could limit Investors' ability to resell Shares. Pursuant to the Subscription Agreement, prior to the Company's initial public offering, the Company will have a right to purchase all or any portion of the Shares that Investors may propose to transfer to a third party, at the same price and on the same terms and conditions as those offered to the prospective transferee. This right of first refusal could limit Investors' ability to resell their Shares at the maximum potential price available on the open market

We have no plans to pay cash dividends on our preferred stock. We have no plans to pay cash dividends on our preferred stock. We intend to invest future earnings, if any, to fund our growth. Any payment of future dividends will be at the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations our Board of Directors deem relevant. Any future credit facilities or equity financing we obtain may further limit our ability to pay cash dividends on our preferred stock.

The Company may engage in additional issuances of securities. The Company plans to engage in additional offerings to sell equity or debt to additional investors in the future. Additionally, in the future, the Company may issue securities to its employees under its Equity Incentive Plan, to service providers as a form of payment, to lenders or to additional investors to raise capital. Investors may have the opportunity to increase their investment in the Company in a crowdfunding or other equity transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the objectives of the Company and the state of development of its operations at any given time.

Investors face risks related to a sale of the Company or the Company's assets. As a holder of Preferred Stock, with no voting rights, an Investor will have no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the management of the Company to manage the Company in a way that maximizes value for stockholders and ensure full payment to the Company's creditors. Accordingly, the success of the Investor's investment in the Company will depend on the skill and expertise of the Company's managers. If Company management authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the amount received will be sufficient to repay Investors and the Company's creditors.

All Investors will be required to enter into a Subscription Agreement, which by its limits the rights of holders of Shares by subjecting Investors to "drag-along" rights. Such "drag-along" rights require Investors to take certain actions if at least seventy-five (75%) percent of the shares of
Class A Common Stock, which are held by the Carol and Chaim Rosenberg, both of
whom are related to Mike Rosenberg, the Company's CEO, on an as-converted basis
and the Company's board of directors approve a sale of the Company. If a proposed sale has the requisite support, then Investors will be required to take or refrain from taking a number of customary actions in connection therewith, including to vote in favor of the proposed transaction (if legally required), sell a certain proportion of their Shares (if applicable), execute and deliver documentation supporting the sale and refrain from exercising any dissenters' rights or rights of appraisal. Therefore, in the event of a sale of the Company, Investors may be required to sell their Shares on less than favorable terms.

Investors face risks related to transactions with related parties. Investors should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the Company's managers will use good faith judgment as to the Company's best interests. The Company may engage in transactions with shareholders, affiliates, subsidiaries or other related parties, which may be on terms, which are not at arm's length, but will be in all cases consistent with the duties of Company management to the Company's stockholders. For example, the Company has obligations relating to a non-interest bearing note payable to an affiliate of the Company (described in more detail above). The Company believes that the terms of this loan comply with all relevant laws and regulations. By acquiring an interest in the Company, Investors will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest.

The Company's services may be adversely impacted by changes in government regulations and policies. Many of the Company's services are designed according to government regulations that change. Changes in regulations could affect the extent and type of benefits employers are required, or may choose, to provide employees or the amount and type of taxes employers and employees are required to pay. Such changes could reduce or eliminate the need for some of the Company's services and substantially decrease revenue. Added requirements could also increase the cost of doing business. Failure to educate and assist clients regarding new or revised legislation that impacts them could have an adverse impact on the Company's reputation. Failure to modify services in a timely fashion in response to regulatory changes could have a material adverse effect on the Company's business and results of operations.

The Company's business and reputation may be adversely impacted if it fails to comply with U.S. laws and regulations. The Company's services are subject to various laws and regulations, including, but not limited to, the Affordable Care Act ("ACA") and anti-money laundering rules. Uncertainty regarding the potential future modifications of existing laws and regulations can adversely affect business. There is uncertainty regarding the potential future evolution and modification of the ACA. Failure to update services to comply with modified or new legislation in the area of health care reform as well as failure to educate and assist clients regarding this legislation could adversely impact the Company's business reputation and negatively impact its client base. Failure to comply with laws and regulations could result in the imposition of consent orders or civil and criminal penalties, including fines, which could damage the Company's reputation and have an adverse effect on the Company's results of operations or financial condition. The Company has policies and procedures to monitor compliance with U.S. laws and regulations throughout the business.

The Company's reputation, results of operations, or financial condition may be adversely impacted if it fails to comply with data privacy laws and regulations. The Company's services may require the storage and transmission of proprietary and confidential information of its clients and their employees, including personal or identifying information, as well as their financial and payroll data. These services are subject to various complex government laws and regulations on the federal, state, and local levels, including those governing personal privacy. For example, the Company is subject to rules and regulations promulgated under the authority of the Federal Trade Commission, the Health Insurance Portability and Accountability Act of 1996, the Family Medical Leave Act of 1993, the ACA, federal and state labor and employment laws, and state data breach notification laws. Failure to comply with such laws and regulations could result in the imposition of consent orders or civil and criminal penalties, including fines, which could damage the Company's reputation and have an adverse effect on its results of operations or its financial condition. The regulatory framework for privacy issues is rapidly evolving and future enactment of more restrictive laws, rules or regulations, and/or future enforcement actions or investigations could have a materially adverse impact on the Company through increased costs or restrictions on the Company's business and noncompliance could result in regulatory penalties and significant legal liability.

The Company could be subject to reduced revenues, increased costs, liability claims or harm to its competitive position as a result of cyberattacks, security vulnerabilities or internet disruptions. The Company relies upon information technology ("IT") networks, cloud-based platforms and systems to process, transmit, and store electronic information, and to support a variety of business processes. Cyberattacks and security threats are a risk to the Company's business and reputation. A privacy or IT security breach could have a material adverse effect on the Company's business.

Data Security and Privacy Leaks: The Company collects, uses, and retains increasingly large amounts of highly-sensitive personal information about its clients, employees of clients, and its employees, including: bank account numbers, credit card numbers, social security numbers, tax return information, health care information, retirement account information, payroll information, system and network passwords, and other sensitive personal and business information. At the same time, the continued occurrence of high-profile data breaches provides evidence of an external environment increasingly hostile to information security. Vulnerabilities, threats, and more sophisticated and targeted computer crimes pose a risk to the security of the Company's systems and networks, and the confidentiality, availability, and integrity of the Company's data.

The security of the Company's IT infrastructure is an important consideration in the Company's clients' purchasing decisions. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently, are increasingly more complex and sophisticated, and may be difficult to detect for long periods of time, the
Company may be unable or fail to anticipate these techniques or implement adequate or timely preventative or responsive measures. The Company may be required to invest significant additional resources to comply with evolving cybersecurity regulations, to modify and enhance its information security and controls, and to investigate and remediate any security vulnerabilities. While the Company has security systems and IT infrastructure in place designed to detect and protect against unauthorized access to such information, if its security

measures are breached, the Company could be substantially harmed and incur significant liabilities. Any such breach or unauthorized access could negatively affect the Company's ability to attract new clients, cause existing clients to terminate their agreements, result in reputational damage, and subject the Company to lawsuits, regulatory fines, or other actions or liabilities which could materially and adversely affect the Company's business and operating results. Third parties, including vendors that provide services for the Company's operations, could also be a source of security risk in the event of a failure of their own security systems and infrastructure.

Data Loss and Business Interruption: If the Company's systems are disrupted or fail for any reason, including internet or systems failure, or if the Company's systems are infiltrated by unauthorized persons, both the Company and its clients could experience data loss, financial loss, harm to reputation, or significant business interruption. The Company may be required to incur significant costs to protect against damage caused by disruptions or security breaches in the future. Such events may expose the Company to unexpected liability, litigation, regulatory investigation and penalties, loss of clients' business, unfavorable impact to business reputation, and there could be a material adverse effect on the Company's business and results of operations.

Our business, financial condition and results of operations may be materially adversely affected by global health epidemics, including the recent COVID-19 outbreak: Outbreaks of epidemic, pandemic, or contagious diseases such as COVID-19, could have an adverse effect on our business, financial condition, and results of operations. The spread of COVID-19 from China to other countries has resulted in the World Health Organization declaring the outbreak of COVID-19 as a global pandemic. While the COVID-19 outbreak may still be in relatively early stages, international stock markets have begun to reflect the uncertainty associated with the slow-down in the global economy and the reduced levels of international travel experienced since the beginning of January, large declines in oil prices and the significant decline in the Dow Industrial Average have been largely attributed to the effects of COVID-19. If COVID-19 progresses in ways that disrupts our customers' demand for our services or otherwise disrupts our operations, such disruption may materially negatively affect our operating results for 2020 and possible subsequent periods. Majority of our workforce is in Ohio and our customer base is located across the United States, and in many of those states executive orders have been signed to implement stay-at-home mandates, causing all non-essential businesses to close their offices. In response to these public health directives and orders, we have implemented work-from-home policies for certain employees. The effects of the executive order, the stay at home orders and our work-from-home policies may negatively impact productivity, disrupt our business and impact our ability to service our clients and our clients need for our services, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. These and similar, and perhaps more severe, disruptions in our operations could negatively impact our business, operating results and financial condition. Quarantines, shelter-in-place and similar government orders, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, related to COVID-19 or other infectious diseases could impact us and vendors and customers business operations. Additionally, if the spread of COVID-19 limits our ability to make workers available either because they are ill or due to work from home orders, this likely would negatively affect, and may materially negatively affect, our operating results, cash flow and business.

On March 18, 2020, President Trump signed a bipartisan bill, the "Families First Coronavirus Response Act," ("FFCRA") aimed at addressing the COVID-19 pandemic. The FFCRA's effective date has been set for April 2, 2020. The FFCRA is a comprehensive emergency measure expanding nutrition and food assistance, unemployment insurance benefits, and protections for workers exposed to risks of COVID-19. Particular provisions of the FFCRA that could materially affect our operations include the a temporary, emergency expansion to the federal Family and Medical Leave Act (FMLA) and a temporary establishment of a federal paid sick leave program in response to COVID-19. Such provisions may create obligations for the Company to provide its employees with paid sick leave beyond what the Company has historically provided. Additional expenditures related to these paid sick leave obligations may materially negatively affect our operating results for 2020 and possible subsequent periods. However, we expect that some of these potential payment obligations may be offset by separate provisions of the FFCRA creating a temporary payroll tax credit for paid sick leave and paid family leave or other federal stimulus legislation, including the America CARES Act, which was signed into law on March 27, 2020.

Any resulting financial impact cannot be reasonably estimated at this time. The extent to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 pandemic and the actions taken globally to contain the COVID-19 pandemic or treat its impact, among others. Existing insurance coverage may not provide protection for all costs that may arise from all such possible events. We are still assessing our business operations and system supports and the impact COVID-19 may have on our results and financial condition, but there can be no assurance that this analysis will enable us to avoid part or all of any impact from the spread of COVID-019 or its consequences, including downturns in business sentiment generally or in our sector in particular.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock (Voting)	1,000,000	1,000,000	Yes ∨
Common Stock (Non-Voting	1,000,000	69,403	No ∨

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Galaxy Hosted Software LLC
Issue date	05/22/12
Amount	$1,903,896.00
Outstanding principal plus interest	$1,903,896.00 as of 09/20/22
Interest rate	0.0% per annum
Current with payments	Yes

Over the life of the Company it has drawn advances against a non interest bearing note payable ("Related Party Note") to Galaxy Hosted Software, LLC, a party related by common majority ownership and common management. The only source of repayment of this balance will be ultimate income earned by the Company. There is no assurance that such future repayment will be made.

Loan

Lender	Wefunder Investors
Issue date	12/30/17
Amount	$113,471.00
Outstanding principal plus interest	$92,720.00 as of 09/20/22
Interest rate	5.0% per annum
Current with payments	Yes

5% of net revenues is used to pay back principle on the notes. Each note will be paid back based on its pro rata share of all notes issued in the offering. The company will make payments to the investors quarterly, starting January 19, 2019.

The company will continue payments until investors have received 2x their principle investment (the repayment amount).

The company may prepay principal plus the repayment amount at anytime.

Loan

Lender	US SBA
Issue date	07/13/20
Amount	$199,900.00
Outstanding principal plus interest	$207,732.33 as of 09/15/22
Interest rate	3.75% per annum
Maturity date	07/16/50
Current with payments	Yes

This is the SBA EIDL loan. Monthly payments of $1011 to begin January 2023.

Payroll4Free.com has a non-interest-bearing note payable to Galaxy Hosted Software LLC, a party related by common majority ownership. This loan balance was $1,739,925 as of December 31, 2017. Galaxy continues to loan money to Payroll4Free.com to support its operations. Repayment is not required until Payroll4Free.com becomes profitable. We plan to repay the loan through income earned by the Company.

INSTRUCTION TO QUESTION 24, name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2019	Other	Common stock	$95,460	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Galaxy Hosted Software LLC
Amount Invested	$1,903,896.00
Transaction type	Loan
Issue date	05/22/12
Outstanding principal plus interest	$1,903,896.00 as of 09/20/22
Interest rate	0.0% per annum
Current with payments	Yes
Relationship	common majority ownership and management

There is a non interest bearing note payable to Galaxy Hosted Software, LLC, a party related by common majority ownership. This payable is $1,739,925 for the year ended December 31, 2017. We plan to pay off the loan through income earned by the Company.

Based on common ownership, Galaxy Hosted Software has provided a perpetual license to Payroll4Free.com for use of the technology developed by Galaxy at no charge.

Also, Payroll4Free.com subleases office space from Galaxy without a formal agreement, and pays rent to Galaxy based on a proportion of space it occupies ($377.88 monthly). Galaxy will continue to sublease sufficient space through the end of its current lease, which ends March 31, 2021.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of

notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Payroll4Free.com is a payroll service company, much like ADP or Paychex, except that we focus on very small businesses and offer the basic services free of charge (optional premium services are between $25 and $30 per month). The services are primarily supported by payroll-related offerings and by advertising that is displayed on the payroll software. Our small business owner clients provide a very valuable target market for advertisers who offer products and services intended for business use.

We have found that for most small businesses payroll services are generally unaffordable, and they tend to process it in-house to save money. Unfortunately, this often leads to huge payroll tax penalties ($5+ billion assessed by the IRS in 2020). We wanted to be able to offer those 30+ million small businesses a payroll option that is affordable, reliable, and service focused, which will allow us to eventually become the #1 small business payroll service provider in the United States.

Milestones

Payroll4Free.com, Inc. was incorporated in the State of Delaware in January 2019.

Since then, we have:

- Thousands of very happy clients across the entire United States
- Growing fast, rapidly accelerating acquisition rate
- 2022 client service revenue up 74% compared to same period 2021 (Jan-Jun)
- Top choice on review sites including Forbes, Nerd Wallet, Business.org, and SoftwareConnect.
- Rated by clients 4.8/5 in service and support
- US small business market is 30+ million
- Only about 1 million use a payroll service

Historical Results of Operations

Our company was organized in January 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2021, the Company had revenues of $271,861 compared to the year ended December 31, 2020, when the Company had revenues of $210,594. Our gross margin was 100.0% in fiscal year 2021, compared to 100.0% in 2020.
- *Assets*. As of December 31, 2021, the Company had total assets of $25,447, including $14,791 in cash. As of December 31, 2020, the Company had $115,838 in total assets, including $96,695 in cash.
- *Net Loss*. The Company has had net losses of $431,231 and net losses of $487,335 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.
- *Liabilities*. The Company's liabilities totaled $2,835,893 for the fiscal year ended December 31, 2021 and $2,543,633 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $2,307,567 in debt and $95,460 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Payroll4Free.com, Inc. cash in hand is $31,086, as of September 2022. Over the last three months, revenues have averaged $32,322/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $58,617/month, for an average burn rate of $26,295 per month. Our intent is to be profitable in 42 months.

Since the date of our financials, our client base has grown, we have signed new potentially revenue-generating partnership agreements, we have changed our fee structure, and have received top reviews from credible review sites, including Forbes and Nerd Wallet. Our revenue for the first half of 2022 is 74% greater than for the same period in 2021.

In six months, we hope (but do not guarantee) to have our monthly revenues increase to $45,000 and expect monthly expenses to go up to $90,000.

We are not profitable. Our intent is to be profitable in 30 months and we estimate needing an additional $2 million to reach profitability, assuming we raise the maximum amount allowed in this campaign.

We do not have any other sources of capital to rely on at this time. In order to fund short-term operations, the Company can reliably call upon additional funding from Galaxy Hosted Software LLC.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Michael J. Rosenberg, certify that:

(1) the financial statements of Payroll4Free.com, Inc. included in this Form are

true and complete in all material respects ; and

(2) the tax return information of Payroll4Free.com, Inc. included in this Form

reflects accurately the information reported on the tax return for

Payroll4Free.com, Inc. filed for the most recently completed fiscal year.

Michael J. Rosenberg
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identify of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) In the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.payroll4free.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

John Presti
Marta Mendizabal
Michael J. Rosenberg

Appendix E: Supporting Documents

Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Early Bird Payroll4Free Subscription Agreement

Payroll4Free Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

John Presti

Marta Mendizabal

Michael J. Rosenberg

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Payroll4Free.com, Inc.

By

Michael Rosenberg

President & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Marta Mendizabal
VP & COO
9/20/2022

Michael Rosenberg
President & CEO
9/20/2022

Marta Mendizabal
VP & COO
9/16/2022

Michael Rosenberg
President & CEO
9/16/2022